May 3, 2005



Steven Jacobs, Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
450 Fifth Street, NW
Washington, D.C.  20549

         Re:      WNC California Housing Tax Credits III, L.P.
                  Form 10-K for the year ended March 31, 2004
                  Form 10-Q for the quarter ended June 30, 2004
                  Form 10-Q for the quarter ended September 30, 2004 Form 10-Q for the quarter ended December 31, 2004 File No. 0-23908

Dear Mr. Jacobs:

     We are in receipt of your letter dated April 19, 2005 respecting the referenced matters.

     We are endeavoring to respond to your comments as quickly as possible, but business exigencies prevent us from doing so within the 10-business day period set forth in your letter. Please be advised that we are striving to provide a substantive response to your letter and will do so as soon as we can practicably do so.

                                        Very truly yours,



                                        /s/ Thomas J. Riha
                                        ------------------
                                        Thomas J. Riha,
                                        Senior Vice President - Chief Financial
                                        Officer, WNC & Associates, Inc.